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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       the Securities Exchange Act of 1934


                           PACIFIC VISION GROUP, INC.
                 (Name of Small Business Issuer in its Charter)


                 NEVADA                                          77-0442111
     (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                          Identification No.)


       9540 WAPLES STREET, SUITE E
          SAN DIEGO, CALIFORNIA                                    92121
(Address of principal executive offices)                         (Zip code)


                                 (858) 453-0068
                           (Issuer's telephone number)

        Securities to be Registered Pursuant to Section 12(b) of the Act:
                                     [none]

        Securities to be Registered Pursuant to Section 12(g) of the Act:
                          Common Stock, $.001 par value
                                (Title of Class)

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
                                TABLE OF CONTENTS

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                                                                            ----

PART I.........................................................................3

  Item 1. Description of Business..............................................3

  Item 2. Plan of Operation...................................................10

  Item 3. Description of Property.............................................14

  Item 4. Security Ownership of Certain Beneficial Owners and Management......14

  Item 5. Directors, Executive Officers, Promoters and Control Persons........15

  Item 6. Executive Compensation..............................................17

  Item 7. Certain Relationships and Related Transactions......................17

  Item 8. Description of Securities...........................................17

PART II.......................................................................18

  Item 1. Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters.........................18

  Item 2. Legal Proceedings...................................................18

  Item 3. Changes in and Disagreements with Accountants.......................18

  Item 4. Recent Sales of Unregistered Securities.............................19

  Item 5. Indemnification of Directors and Officers...........................19

PART F/S......................................................................21

  Financial Statements.......................................................F-1

PART III......................................................................22

  Item 1. Index to Exhibits...................................................22

                              PRELIMINARY STATEMENT

     Pacific Vision Group, Inc., a Nevada corporation (the "Company"), is filing this registration statement pursuant to an Agreement and Plan of Merger between Pacific Vision Group, Inc., a Delaware corporation ("Pacific Vision"), and Winnernet Industries, Inc., a Nevada corporation ("Winnernet"), dated June 13, 2000. The Company's common stock currently trades in the over-the-counter market under the symbol "PVGI." The effectiveness of this registration statement subjects the Company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

     The  Company  will   electronically   file  with  the  Securities  Exchange
Commission (the "Commission"), the following periodic reports:

          *    Annual reports on Form 10-KSB with audited financial statements;
          *    Quarterly reports on Form 10-QSB; and
          * Periodic reports on Form 8-K of matters of material interest to the Company's shareholders.

     Annual proxy statements will be sent to the Company's shareholders in the notices of its annual shareholders' meetings. The public may read and copy any materials the Company files with the Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission. The Company's Internet website is http://www.pacificvisiongroup.com.

FORWARD LOOKING STATEMENTS

     The Company cautions readers regarding forward looking statements found in the following discussion, elsewhere in this registration statement and in any other statement made by, or on behalf of the Company, whether or not in future filings with the Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies may affect actual results and may cause actual results to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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
                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     Pacific Vision was incorporated on June 18, 1998, under the laws of the State of Delaware. Since its inception, Pacific Vision has designed, developed, manufactured and marketed spectacle lenses. In 1998, Pacific Vision formed a China based joint venture manufacturing company, Ningbo Eastern Pacific Vision Co., Ltd. ("Ningbo"), located in the Ningbo Free Trade Zone, China.

     On June 21, 2000, Pacific Vision merged with and into Winnernet. Winnernet was incorporated in the State of Nevada on November 8, 1996. From incorporation, Winnernet has searched for a qualified business or merger candidate. The Company is the surviving corporation of the merger between Pacific Vision and Winnernet.

THE COMPANY TODAY

     *    Develops, Manufacturers and Markets premium lenses such as:

          *    Mid and High Index Aspheric Finished and Semi Finished Lenses;
          *    Mid and High Index Progressive Finished and Semi Finished Lenses;
          *    Anti-Reflective Coated Lenses; and
          *    Hard Coated Scratch Resistant Lenses.

     * Distributes products to processing labs, wholesale distributors and retail eye care chains in:

          *    Asia;
          *    Europe; and
          *    North America.

PRODUCTS

     The Company has four principal products.

          *    Luxus Mid and High Index Aspheric Finished Lenses;
          *    Luxus Mid and High Index Progressive Semi Finished Lenses;
          *    Anti-Reflective Coated Lenses; and
          * Luxus Mid and High Index Progressive Finished Hard Coated Scratch Resistant Lenses.

     The Company focuses on introducing new products, developing new material and designing advanced and simple processes. For example, the Company has recently created a proprietary technology which is based upon a unique application of ultraviolet light in the lens production process. While the traditional thermal cure process takes about 18 hours, the Company's proprietary application of the ultraviolet light cure process takes less than 60 minutes. This system has been installed and is used in the Company's Ningbo facility. By manufacturing its products in the Ningbo Free Trade Zone, the Company is not taxed on materials imported to the Ningbo plant to be used to finish goods for export.

THE COMPANY'S FACILITIES

     The Ningbo facility houses the Company's production line, a complete optical finishing lab, raw materials, and finished products. This facility also functions as a distribution center. The quality standards in the Ningbo facility are the same as those used by companies in the U.S. and are enforced by the Company's U.S. trained quality control department. Statistical Process Control is used to monitor and control the Company's manufacturing process. In addition, the Company's Ningbo facility is capable of implementing and maintaining any specific quality requirements that may be requested.

     Ningbo has entered into a Cooperation Contract with China United Online Information Development Co., Ltd. ("China United Online"), a large Internet and E-Commerce services provider in China. Pursuant to this contract, China United Online will distribute the Company's lenses through the Internet to consumers and wholesalers in China. This Agreement allows the Company to open sales offices in China United Online facilities. The Company currently has three operational sales offices in Shanghai, Ningbo and Beijing pursuant to this contract. This agreement requires China United Online to provide facilities,

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office  support  and  Internet  sales  personnel  to the  Company's  China sales offices.

COMPETITION

     The spectacle lens industry is highly competitive. The Company competes principally on the basis of customer service, price, quality and breadth of product offerings. The Company's largest global competitors are Essilor, Inc., Hoya Corporation and Sola International. The Company attempts to counter competition on the basis of price by focusing on developing a faster development process with cost effective materials. However, there can be no assurance that the Company's competitors will not develop products or services that are more effective or less expensive than the Company's products or which could render certain products of the Company less competitive. Some competitors have significantly greater financial resources than the Company to fund expansion and research and development.

     The Company also competes indirectly with manufacturers of contact lenses and providers of medical procedures for the correction of visual impairment. Laser eye surgery and implants correct refractive error such as myopia, hyperopia and astigmatism. These procedures are currently ineffective at correcting presbyopia, which the Company's management has determined affects mainly people over the age of 45 and is a major cause of demand for its lenses. There can be no assurance that current or future medical procedures will not materially impact demand for the Company's lenses.

     The Company holds a special niche in the optical market. The Company has developed a high technology process which enables it to compete directly with potential competitors through quality enhancement, a cost-effective process and "just in time" production. Additionally, the Management believes that the Company's Aspheric lenses are attractive to the consumer due to the Company's findings that its lenses are 38-55% flatter, 32-40% lighter, and 30-36% thinner than those of the Company's competitors' standard spherical products.

     A distinct advantage of the Company's lens manufacturing process is that it uses an ultraviolet light curing process. The Company believes that this process enables it to produce lenses 90% faster than its competitors and at a lower price. By using this ultra violet light curing process, the Company has determined that it has significantly reduced its initial capital investment. The Company also uses a taping process instead of the traditional high-cost curing gasket used by many in the industry. The taping process entails using a tape to hold the molds together during the filling and curing process. The tape that the Company uses is cheaper and more flexible than the traditional gasket used by many of its competitors.

RAW MATERIALS AND SUPPLIERS

     The Company's lenses are made mainly of resins and specialized chemicals. The Company obtains its resins and chemicals from several U.S. chemical suppliers. The chemicals are premixed and relabeled before being shipped to the Ningbo facility. Final mixing with specialized equipment and under controlled conditions is done in Ningbo.

     The typical turnaround time for orders is:

          *    approximately four hours to mix the resins;
          * up to four hours to cast, inspect and conduct a quality control check on the Company's product;
          *    about six hours to apply the hard coating to the lens; and
          *    an additional four hours for packing and labeling the product.

     The Company currently has the capacity to produce an average of 1.8 million semi-finished and finished lenses annually. The Company expects this to be sufficient to meet its customers' requirements in the foreseeable future.

EQUIPMENT

     The Company's Ningbo processing laboratory is equipped with modern, computer controlled equipment. The lens processing system was purchased from LOH Germany. The Company believes that LOH's lens processing equipment is one of the

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
most advanced and reliable pieces of lens processing equipment in the world. With this equipment, Ningbo has the ability to process custom Rx lenses in-house for customers in Asia and the United States.

     The Company has also purchased a large mold-cleaning system from Trek Industries, Inc. in Azusa, California. This equipment allows Ningbo to clean the molds without too much handling. Since molds are one of the most expensive capital investments for the Company, this mold cleaning equipment, due to less human handling, helps prevent the molds from breaking and enables the life of each mold to be extended 2-3 times longer.

MARKETING, SALES AND DISTRIBUTION

     The Company develops and manages its marketing strategy on a centralized basis with local sales and marketing implementation and tactics. The Company's marketing strategy focuses on distinguishing its products from those of its competitors through lens design, lens materials and coatings formulations. For example, the Company's marketing focuses on its proprietary technology involving ultraviolet light which cures lenses within an hour. Most of the Company's competitors use the traditional curing process which takes approximately 18 hours. In response to customer demand, the Company's strategy is based on providing a wide range of quality products on short notice.

     In order to meet customer demand for delivery of a broad range of products within a short time, the Company is in the process of centrally merging the inventory and logistics through a widespread distribution network operated on an international basis.

     The Company uses four main distribution channels for its products.

          * In the U.S., distributors resell the lenses to wholesale distributors in the optical industry.
          * In China, the Company markets and distributes products directly to retail outlets.
          * International distributors are responsible for all aspects of sales and marketing in their respective territories. They each manage their own inventory, warranty, billings, sales and customers service departments.
          * Internal sales and marketing departments distribute lenses to wholesale distributors in Canada and Europe.

MAJOR CUSTOMERS

     The Company's main customer in the U.S. is High Technologies Management Corporation. The Company's principal customer in Canada is Instant Ophthalmics Inc. In Asia the Company's main customers are Hitop Kwang Meng Co., PTE. LTD, and ARG Optical PTY LTD.

PATENTS, TRADEMARKS AND LICENSES

     On April 11, 2000, the Company was granted the trademark "LUXUS" with the U.S. Patent and Trademark office. Two trademarks have been granted in China for Luxus lenses. The Company has three trademarks pending in China.

GOVERNMENT APPROVALS AND REGULATIONS

     The Company is subject to U.S. Food and Drug Administration inspection and approval.

     The Company satisfies ISO 9002 and ASTM Standards. In March 2000, the Company was granted ISO 9002 certification. ISO is a universal standard of quality assurance. A company that is registered to the appropriate ISO standard ensures that the quality of its product will be as promised. Many companies require suppliers to become registered to ISO. ISO 9002 is the "Quality System - Model for Quality Assurance in production, installation and services." ASTM Standards are Technical Standards set forth by the American Society for Testing and Materials for Industry.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE BUSINESS

     NONE.

RESEARCH AND DEVELOPMENT COSTS

     The Company has invested and continues to invest heavily in research and development in order to design new and innovative products and to improve the efficiency of its manufacturing process.

     The Company invested approximately $600,000 in 1998 and $300,000 in 1999 on lens processing technology research. The expense covered research of lens casting and curing technology, optical resin formulation, and scratch resistant and anti-reflective lens coating technology. The Company also focused on the development of its material and curing of spectacle lenses, lens casting, the manufacturing process and lens mold design. The Company has research and development centers in San Diego, California. For a description of the Company's research and development, see "Research and Development" under Item 2.

ENVIRONMENTAL LAWS

     The Company (together with the industry in which it operates) is subject to United States and foreign environmental laws and regulations concerning emissions to the air, waste, water discharges and the generation, handling, storage, transportation and disposal of hazardous wastes, and to other federal, state and foreign laws and regulations. The Company believes that it possesses all material permits and licenses necessary for the continuing operation of its business and the Company believes that its operations are in substantial compliance with the terms of all applicable environmental laws. It is impossible to predict accurately what effect these laws and regulations will have on the Company in the future.

     The Company's manufacturing processes generally utilize non-hazardous chemicals where feasible. Certain processes, including those for cleaning lenses and mold assemblies, and abrasion resistant and anti-reflection coating of lenses, use a variety of volatile and other hazardous substances. Company developments in manufacturing methods, alternative non-solvent cleaning processes and waste reduction have been successful in reducing the use of these chemicals and/or emissions and environmental damage from these processes. Programs to eliminate use of chlorinated hydrocarbons and chlorofluorocarbons in manufacturing processes have also been developed and the current use of these substances in the Company's China operations is minimal.

     It is possible that the Company may be involved in investigations and actions under state, federal or foreign environmental law in the future. Based on currently available information, the Company does not believe that its share of costs, either at the existing sites or at any future sites, is likely to result in a liability that will have a material adverse effect on its results of operations or financial condition.

     It is the Company's policy to meet or exceed all applicable environmental, health and safety laws and regulations. The complexity and continuing evolution of environmental regulation (including certain programs for which implementing regulations have not yet been finalized) preclude precise estimation of future environmental expenditures.

EMPLOYEES

     The Company employs 95 people in its Ningbo facility and 5 in its principal office in the U.S. The Company has no part-time employees. None of the Company's employees are covered by collective bargaining agreements. There have been no significant labor disputes involving the Company in the past 2 years.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

     In addition to the other information in this Registration Statement on Form 10-SB, the following important factors should be carefully considered in evaluating the Company and its business because such factors currently and/or in the future may have a significant impact on the Company's business, prospects, financial condition and results of operations.

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     POLITICAL FACTORS

     Certain critical functions and operations of the Company are carried out in the Ningbo Free Trade Zone in China. Any political unrest in China could have a material adverse effect on the Company and its business activities. Direct foreign investment is often subject to local political risks, including but not limited to, change of laws, lack of enforcement or discriminatory enforcement of laws, acts of violence or other unforeseen events. Occurrence of any one or more of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

     CURRENCY FLUCTUATION

     The Company has significant operations in Ningbo, China. The current exchange rate for Chinese Yuan RenMinBi could change at any time by the direction of the government or market conditions. Such changes could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company anticipates that it will acquire a substantial portion of its supplies from sources in China and Europe. To the extent the exchange rate for currencies in any of such countries fluctuates significantly, such fluctuations could make the Company's supplies more expensive to acquire and, as a result, could have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON SINGLE MANUFACTURING FACILITY

     The Company depends on the Ningbo facility to manufacture its lenses. Any interruption in the operations or decrease in the capacity of this facility, whether because of political or economic factors, equipment failure, natural disaster, or otherwise, may limit the Company's ability to meet future customer demand for its products and would have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON NON-PATENTED PROPRIETARY RIGHTS AND KNOW-HOW

     The Company's success depends, in part, upon its intellectual property rights relating to its materials, production process and other operations. The Company anticipates that it will rely on a combination of trade secret, nondisclosure, and other contractual arrangements, confidentiality procedures, and patent, copyright, and trademark laws, to protect its proprietary rights.

     The Company uses non-patented proprietary technology for manufacturing its lenses. The Company believes that the non-patented proprietary lens technology will be protected under trade secret, contractual, and other intellectual property rights that do not afford the statutory exclusivity possible for patented products and processes. To protect its proprietary technology, the Company mixes the proprietary component of the resins in a secure environment at a U.S. chemical laboratory. There, resins are labeled with the Company's item number under a confidentiality agreement and shipped to the Ningbo facility. The production processes to manufacture products from the resins are proprietary; however, there is a certain amount of know-how that the Company has gained which would hinder a person taking the Company's resins and introducing them into the conventional manufacturing environment.

     There can be no assurance that the steps taken by the Company with respect to its proprietary technology and technical know-how will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's proprietary information may also become known to, or independently developed by, competitors, or the Company's non-patented proprietary rights may be challenged. Such events could have a material adverse effect on the Company's business, financial condition and results of operations.

     COMPETITION

     Competition in the lens industry, which includes, among other things, resins, is largely based upon quality and price. Many of the Company's competitors have greater financial resources than those available to the Company

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and certain competitors spend substantially  greater amounts for advertising and promotion. In addition, many of the Company's competitors are more established and have greater name recognition.

     ECONOMIC FACTORS

     Direct foreign investment in other countries involves potential economic factors such as currency devaluation, inflation, interest rate fluctuations, exchange controls, restrictions on currency repatriation, unidentified adverse changes in internal or international policies, tariffs, trade barriers and changes in world economic conditions. Occurrence of any one or more of these or similar factors in China may have a material adverse effect on the Company's business, financial condition and results of operations.

     RELIANCE ON SUPPLY OF RAW MATERIALS

     The Company receives resins from several U.S. suppliers. The Company's ability to obtain adequate supplies of resins for its products depends on the Company's success in entering into long-term arrangements with suppliers and managing the collection of supplies from geographically dispersed suppliers. The termination or interruption of the Company's significant supplier relationships could subject the Company to the risk that it would be unable to purchase sufficient quantities of raw materials to meet its production requirements or would have to pay higher prices for replacement supplies. The termination of significant sources of raw materials or payment of higher prices for raw materials could have a material adverse effect on the Company's business, financial condition and results of operations.

     MANAGEMENT OF GROWTH

     The Company recently has experienced growth in product demand. This growth is in part due to the execution of significant manufacturing contracts with High Technologies Management Corporation, the Company's major U.S. customer. This growth in the Company's business has resulted in an increase in the responsibilities of the Company's management and is expected to place added pressures on the Company's operating and financial systems. The Company's ability to assimilate new personnel will be critical to its performance, and there can be no assurance that the management and systems currently in place will be adequate if its operations continue to expand or that the Company will be able to implement additional systems successfully and in a timely manner.

     RISKS IN DEVELOPING AND COMMERCIALIZING THE COMPANY'S PRODUCTS

     The Company has developed a number of new products. The commercialization and sale of these new products are relatively new ventures with high costs, expenses, difficulties, and delays associated with commercialization of new products. Such new product development necessitates the development of new production processes for cost effective manufacturing in commercial quantities. The Company has developed a distribution plan for each product, either through an internal sales and marketing organization or through establishing relationships with companies with existing distribution networks. This development process typically spans over a period of years. Although the Company in the last few years has expended substantial sums on developing new products which has taxed the Company's resources, significant additional funds must be expended for the new products and process development and marketing activities to continue. There is no assurance that the Company will be able to raise such funds on terms favorable to the Company, if at all.

     INTRODUCTION OF NEW PRODUCTS

     The Company's success will primarily depend upon its ability to introduce new products that achieve market acceptance. To meet these challenges, the Company invests and expects to continue to invest in the development of new products and production processes. There can be no assurance that the Company will be able to respond effectively to the needs of emerging markets or that markets will develop for any product introduced or under development by the Company.

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     ENVIRONMENTAL LIABILITIES

     Actions by federal, state, and local governments concerning environmental matters could result in environmental laws or regulations that could increase the cost of producing the Company's lenses, or otherwise adversely affect the demand for the Company's products. At present, during the Company's early stage of development, environmental laws and regulations do not have a material adverse effect upon the demand for the Company's lenses. In addition, certain of the Company's operations are subject to federal, state, and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous wastes. While the Company has not had to make significant capital expenditures for environmental compliance, the Company cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. The Company does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

     The Company is also subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances into the environment. Generally, liability of PRPs to the government under CERCLA is joint and several. Financial responsibility for the remediation of contaminated property or for natural resources damage can extend to properties owned by third parties. The Company believes that it is in substantial compliance with all environmental laws applicable to its business. There can be no assurance that the Company will respond effectively to changes in CERCLA and similar state laws, if necessary, relating to the release or threat of release of certain hazardous substances into the environment.

     PRODUCT LIABILITY CLAIMS

     The manufacture of lenses could expose the Company to the risk of product liability claims. While the Company has had no material liability with respect to product liability claims to date, future product liability claims could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company currently does not carry product liability insurance against the possibility of defective product claims. There can be no assurance that the Company will obtain product liability insurance in the future or that it will be sufficient to protect the Company against liability from such claims.

     DEPENDENCE ON KEY PERSONNEL

     The activities of the Company, including the development of new products, and, as a result, the Company's future success, will depend to a significant extent on its senior management and other key employees. Certain officers of the Company have engaged in related activities in China and the United States for approximately 20 years. Any loss of services of any Senior Management could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also believes that its future success will depend in a large part on its ability to attract and retain key employees. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

     LABOR MATTERS

     The operating activities of the Ningbo facility require the engagement and expertise of local labor. Various issues with employees could be raised, such as wages, working conditions, security, housing, hours of work, advancement, and medical plans. Any difficulties in relationships with the employees of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

     ISSUANCE OF ADDITIONAL SECURITIES; DILUTIVE EFFECT

     The Company may offer additional shares of Common Stock or other equity or debt securities for cash, in exchange for property or otherwise. Stockholders will have no preemptive right to acquire any such securities, and any such issuance of equity securities could result in dilution of an existing stockholder's investment in the Company. In addition, the Board of Directors has the authority to issue shares of preferred stock having preferences and other rights superior to Common Stock.

     LIMITED MARKET FOR COMMON STOCK

     The Company's Common Stock is covered by Securities and Exchange Commission rules that impose additional sales practice requirements on broker-dealers who sell securities priced at under $5.00 ("penny stocks") to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Moreover, such rules also require that brokers engaged in secondary sales of penny stocks provide customers written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and ask prices, disclosure of the compensation to the broker-dealer, and disclosure of the salesperson working for the broker-dealer. Consequently, the rules may affect the ability of broker-dealers to sell the Company's Common Stock and also may affect the ability of persons receiving such Common Stock to sell their Common Stock in the secondary market. These trading limitations tend to reduce broker-dealer and investor interest in penny stocks and could operate to inhibit the ability of the Company's Common Stock to reach and maintain a $3 or more per share trading price that would make it eligible for quotation on NASDAQ, even if the Company otherwise qualifies for quotation on NASDAQ.

ITEM 2. PLAN OF OPERATION

     The Company has operated in the development stage from inception through December 31, 1999. The Company has begun to generate revenue in the year 2000 and therefore has emerged from the development stage.

     The Company has relied on borrowings to fund its initial operations. The Company borrowed $910,000 from entities associated with and controlled by a member of the board of directors. The Company has used certain of its borrowings to invest in Ningbo. Additionally, the minority investor in Ningbo invested approximately $350,000 in equity capital in Ningbo. See Item 7 -- "Certain Relationships and Related Transactions."

     In the six months ended June 30, 2000, the Company borrowed $136,000 under a convertible note. The Company recently borrowed an additional $64,000 totaling $200,000 under the note. Pursuant to this note, the Company believes that the amount owed to date will be converted to an equivalent amount of Common Stock in the Company.

     The Company had a working capital deficiency of $630,000 and $773,000 as of December 31, 1999 and June 30, 2000 respectively. Trade accounts payable increased by $195,000 from December 31, 1999 to $287,000 in June 30, 2000 as the Company began a higher volume of production in that period. The Company will attempt to negotiate and management believes that $900,000 of the current debt and related accrued interest will ultimately be converted to an equivalent amount of shares of its Common Stock. The Company believes that this will give it adequate working capital to implement the Company's business plan in the short term. However, there can be no assurances that the Company will be successful in negotiating the conversion of debt to equity. If the Company is not successful in doing so, it will be required to look to other sources of equity capital.

     The Company has recently entered into distribution agreements for its products with distributors in the United States and Asia. On the basis of project sales, the Company will require working capital for inventories and accounts receivable. The Company anticipates the inventory levels will approximate $1,000,000 in the short-term. As sales volume increases, the Company will carry higher balances of accounts receivable. The Company has negotiated payment terms with certain distributors that will require advance payments at the time the order is given and full payment upon shipment. The Company believes this will allow it to maintain manageable levels of accounts receivable.

     The Company does not anticipate significant capital expenditures in the short-term. The Ningbo plant is currently operating two shifts and there is additional capacity at this facility if a third shift is added. The Company has entered into an agreement with a distributor in China that will allow us to operate wholesale outlets at several locations in China. The Company's arrangement is such that establishing these facilities can be accomplished with nominal cash outlays.

     The Company's initial production strategy is to focus on the manufacturing and distribution of Scratch Resistant Hard Coated Lenses, Aspheric lenses, and Anti-Reflective Coated Progressive Lenses ("AR Lenses"). The Company offers different lens designs for each market.

     RESEARCH AND DEVELOPMENT

     The Company is planning on using the proceeds of the above referenced loans to fund the following projects:

1.   MANUFACTURE AND DISTRIBUTE 1.56 AND 1.60 INDEX ASPHERIC AND PROGRESSIVE
     LENSES

     The Company's Ningbo facility currently manufactures 1.56 and 1.60 Index Aspheric and Progressive lenses. The Ningbo plant includes a full production line with a capacity to produce 1.8 million mid- and high-index lenses per year. The Company intends on using some of the proceeds from the loans mentioned above to fund the development of these lenses.

2.   POLYCARBONATE DISTRIBUTION

     According to the study conducted by the Vision Council of America ("VICA") in July 1999, polycarbonate is a lens material that is more impact resistant than the standard CR 39 lenses. This lens material is lighter and costs less to manufacture than the standard CR 39. Polycarbonate is commonly used in safety lenses and prescribed to children.

     According to the July 1999 VICA report, the market share in the U.S. for polycarbonate was 21 percent in 1998 and 24 percent in 1999. The Company anticipates that this trend will continue. Although the Company has the technology to manufacture this lens, the process is costly and production of this line of lens has been limited. The Company intends on applying certain proceeds from the above mentioned financings to further produce polycarbonate lenses.

3.   LAUNCH PHOTOCHROMIC LENSES IN CHINA AND THE UNITED STATES

     Photochromic lenses are transparent lenses which darken when exposed to bright light. A recent advancement in this product is a resin offered by Corning Incorporated called SunSensors(TM). SunSensors(TM) is distinct from traditional resins in that SunSensors(TM) contains photochromic properties and does not need to be imbibed (coated) with photochromic material. The Company intends to manufacturer the SunSensors(TM) lenses for Corning Incorporated.

4.   ESTABLISH MINI LABS IN CHINA

     During the Company's marketing study of the lens market in China, it found that there are ten lens processing labs in China. Four of the ten labs are owned by lens manufacturers. Due to the limited amount of processing labs and high demand for lenses in China, the lenses offered in China are usually pre-finished, resulting in a limited selection of lens design and parameter extension.

     The Company believes that the Fastgrind 2000(TM) manufactured by Super Systems Optical Technologies, will respond to the demand for lens processing. Fastgrind 2000(TM) is a mini-lab system made by Super Systems Optical Technologies and is a completely self-contained lens processing system which uses pre-blocked, semi-finished lenses supplied by the Company. A wide variety of lenses can be processed using this system including aspheric, bifocals and progressive designs.

     The Company has a signed an exclusive distribution agreement with Super Systems Optical Technologies to distribute Fastgrind 2000(TM) in China. The Company also plans on manufacturing the system in China.

     The Company intends to sell the mini lab system to optical shops, optical chains and spectacle lens retailers. This system is attractive to the optical retailer because of its low initial capital investment. Furthermore, the system enables the retailer to offer their customers higher end, higher profit products not readily available because of the lack of processing labs in China.

     Fastgrind 2000(TM) requires specific products which the Company produces. By purchasing Fastgrind 2000(TM), retailers will be required to purchase the Company's products specifically designed to be used with Fastgrind 2000(TM) equipment such as the Company's pre-blocked semi-finished lens blanks.

5.   USE ANTI-REFLECTIVE COATING

     This project involves the purchase, installation and qualification of a system to apply an Anti-Reflective Coating ("AR Coating") to spectacle lenses. The cost to apply this coating to the Company's lenses in the Ningbo facility is approximately less than $1.90 per pair.

     According to the July 1999 VICA report, the demand for AR Coating has increased by 26% between 1995 and 1998. A 1997 VICA special report entitled "Consumer Attitudes: Eyecare & Eyewear" set forth that at least 50 percent of the respondents to the study viewed scratch coatings, UV coatings and AR Coatings as attractive features to lenses. By installing the AR Coating system, the Company will be able to respond to consumer demand, coat large volumes of lenses and offer a lower priced final lens. Such a system will reduce the Company's product turnaround time to a day as compared to most of its competitors who rely mainly on outside coating companies and thus have a turnaround time of about a week.

6.   LAUNCH SHORT CORRIDOR PROGRESSIVE LENS

     A progressive lens is designed for presbyopic patients. Presbyopia is the inability of the eye to focus sharply on nearby objects due to hardening of the crystalline lens. Presbyopia is commonly associated with advanced aging. The Company has determined that a typical candidate for this lens is one who is 45 or older and who has lost the ability to see both distance and close images clearly. In the past, bifocals were used to aid in this form of vision correction. The progressive lens was designed to correct presbyopia without the unsightly lines associated with bifocals.

     There are numerous designs of progressive lenses offered and the vast majority contain "long corridors." This is the area of the lens that the eye passes through from looking at the upper, distance vision portion of the lens down into the lower, near vision portion of the lens. Usually these corridors are 22 to 24 mm long and require a large frame.

     The latest entry to the progressive market is the "short corridor" design that is suited for small frames. The short corridor lens on the market today is approximately 13 mm and is made for the 1.50 CR 39 material. Despite the limitation of the heavier, thicker CR 39 material, this lens is popular due to its design and ability to be used in small frames.

     The Company has designed a short corridor progressive lens which uses the lighter, higher index 1.56 material. The Company will first market this design in Asia highlighting the use of lighter 1.56 material and the ability to fit the progressive lens in smaller frames.

7.   ADDITIONAL FACILITIES IN NORTH AMERICA

     The Company is currently in the planning stages for the procurement of two new processing, laboratory and distribution centers. One lab will be located in Canada and the other will be in either Muskogee, Oklahoma, or Chattanooga, Tennessee. The company has focused on Muskogee or Chattanooga because of favorable financing programs and training subsidies available for manufacturing expansion in these cities.

     The Company intends to use the Ningbo facility for labor intensive manufacturing and use the North American facilities for certain processes, such as hard coating, AR coating, and specialty cosmetic color tints and safety lenses. The Company also anticipates conducting research and development in the North American facilities. Additionally, these facilities will serve as the Company's warehouses, customer service centers and sales offices.

8.   ESTABLISH A EUROPEAN WHOLESALE LAB

     The Company intends to manufacture its products for a European distributor. By doing this, it hopes to establish a presence in the European market. The Company also intends on acquiring processing labs in strategic locations such as Italy. As part of the European Community, Italy is an ideal location to begin the Company's European presence. The Company intends on acquiring processing labs throughout Europe and other locations to support the local customer base.

9.   ENTER INTO A JOINT VENTURE WITH AN EYE CARE ORGANIZATION

     The Company has been in negotiations with an eyecare insurance provider to form a joint venture partnership. In the event such partnership is established, the eyecare insurance provider would offer savings to the insured if the Company's product is used.

10.  NEW PRODUCT OFFERING

     The Company's engineers have recently developed a lens design that is thinner and lighter than most other equivalent power lenses on the market. The Company is in the process of obtaining a patent on this spectacle lens design.

     Finished casting has enabled us to reduce lens mass, size and weight in a cost effective manner by using inexpensive mid-index lens materials and an efficient casting process. This in turn allows us to fit lenses into advanced frame designs.

11.  MANUFACTURE ORTHO-K CONTACT LENSES

     The Company has developed a contact lens manufacturing process incorporating ultra-precision lathes, advanced process controls and interferometry. Management has determined that this process enables the Company to manufacture Ortho-K lenses at 35% less cost than the competitors' production processes. The Company intends to implement this process for the purpose of manufacturing, marketing and selling Ortho-K lenses.

     Ortho-K lenses are made from gas permeable material and are used to correct myopia. According to a study conducted by School of Ophthalmology, Wenzhou, China and published in the Chinese Journal of Optometry and Ophthalmology in June, 1999, 53.8% of children have myopia. The Company's Ortho-K lenses may be used in corneal refractive therapy to help those with myopia.

     PROPERTY AND EQUIPMENT

     The Company intends to purchase two Model 1200 Anti Reflective Coating Machines to facilitate the manufacture of lenses in its Ningbo facility.

     The Company will be expanding its US and China personnel over the next year. The Company is looking for a new and larger office space in San Diego.

     There can be no assurance that the Company may successfully implement these research and development plans, if at all.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's corporate offices are located in a 1609 square foot leased facility at 9540 Waples Street, Suite E, San Diego, California 92121. The Company also leases a 22,000 square foot manufacturing facility, built to specifications in 1998, located in Building A1, Western Free Trade Zone of Ningbo, China P.C. 315800. The current Ningbo facility is capable of housing two additional manufacturing lines and should accommodate the Company's needs for the next five years.

     The Company leases its offices and facilities for a total of $1424 per month on a month-to-month basis. The Ningbo facility is leased on a three-year contract with lease payments due bi-annually at the rate of $2463 USD per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all officers and directors of the Company as of August 15, 2000. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                                               Amount and Nature of    Percent
Title of Class     Name and Address of Beneficial Owner          Beneficial Owner     of Class(1)
--------------     ------------------------------------          ----------------     -----------
    Common       Eastern Financial International Inc.                1,050,000              7
    Common       Lens Engineering International Inc.                 4,725,000(2)        31.5
    Common       Hong Kong Eastern International Finance Ltd.        4,725,000           31.5
    Common       Barry Chen                                          1,653,750(3)          11
    Common       Joe Collins                                         1,370,250 (4)        9.1
    Common       Ali Dahi                                            1,701,000 (5)       11.3
    Common       Officers and Directors as a group
                 (3 persons)                                         4,725,000           31.5

----------
(1)  Based on 15,000,000 shares issued and outstanding as of August 15, 2000.
(2) Represents 4,725,000 shares received on July 13, 2000, pursuant to the merger with Winnernet. 925,250 of such shares are beneficially owned by the Company.
(3) Represents shares held by Lens Engineering International Inc., 1,653,750 of which are beneficially owned by Mr. Chen.
(4) Represents shares held by Lens Engineering International Inc., 1,370,250 of which are beneficially owned by Mr. Collins.
(5) Represents shares held by Lens Engineering International Inc., 1,701,000 of which are beneficially owned by Mr. Dahi.

CHANGES IN CONTROL

     There are no arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and officers of the Company are as follows:


       Name                  Age*                       Position
       ----                  ----                       --------
Barry Chen                    46        President, Chief Executive Officer and
                                        Chairman of the Board of Directors

Joe Collins                   46        Vice President, Chief Operating Officer
                                        and Director

Ali Dahi                      48        Vice President , Chief Technical Officer
                                        and Director

Hongliang Philip Liu          36        Vice President, Chief Financial Officer
                                        and Director

Zhou Keqing                   41        Director

Susan Chan                    35        Director

Dr. Jerome A. Legerton        53        Director

* As of July 26, 2000

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors will be filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors.

BIOGRAPHICAL INFORMATION

BARRY CHEN has served as the Company's President and Chief Executive Officer since Pacific Vision was incorporated in June 1998. During Pacific Vision's start up period, Mr. Chen's responsibilities focused on site location, hiring of the initial staff, establishment of the Company's purchasing systems, and the design and construction of prototype equipment. He is currently responsible for all daily activities at the corporate level. Mr. Chen is involved in all aspects of sales and marketing, especially in the Pacific Rim Countries. He also serves as a member of the Compensation Committee of the Board of Directors. He is one of the key members that established Ningbo and serves as the Vice Chairman of Ningbo.

Mr. Chen has over fifteen years of experience in the optical field, and has served as a Senior Engineer and Engineering Manager for Wesley Jessen Vision Care, Inc., a large contact lens company. He was instrumental in the design and development of the first-and-only fully automated lathed contact lens fabrication line in the world. Mr. Chen has several inventions and patents for optical products and optical manufacturing processes. For the past ten years, he was the principal shareholder and Chief Operating Executive of an industrial-products exporting company. Mr. Chen holds a Masters Degree in Engineering from South Dakota School of Mines Technology.

JOE COLLINS has served as Vice President and Chief Operating Officer since Pacific Vision's incorporation in June 1998. He is responsible for China and the complete marketing and sales activities for the Company in the U.S. and Europe. Mr. Collins currently serves on the Compensation Committee of the Board of Directors. He is the General Manager of the Ningbo facility and is responsible for coordinating all departments and sales activities in China.

Mr. Collins has over twenty years of experience in business and engineering management. Mr. Collins gained experience in lens marketing, distribution and sales while working as a member of the Business Team for Pilkington, Barnes Hind Group, a large premium contact lens company. During this time, he had shared responsibilities for the marketing, distribution, and sales of a premium brand lens. He also acquired significant experience in the establishment of focus groups, marketing studies, plans, development of distribution systems, and sales force development and training. He has thorough knowledge in state-of-the-art quality control techniques, statistical process control, and design of experiments. Mr. Collins was the leader of the team that designed and developed a fully automated lathed contact lens fabrication line. Mr. Collins' education is in Management and Engineering from Arizona State University.

HONGLIANG PHILIP LIU has served as the Vice President and Chief Financial Officer since June 1998. He coordinated the joint venture between Lens Engineering Group, Inc. and Hong Kong Eastern International Finance Ltd. Mr. Liu is also a member of the Board of Directors of Ningbo.

Mr. Liu is a corporate finance and international business development professional with over seventeen years of business experience in both the China and North American markets. Mr. Liu has a MBA in corporate finance from Campbell University and a business degree in Economics from the Hubei School of Business in China. Mr. Liu has also served as a director for other businesses in the United States, Hong Kong, and China. He is currently the Managing Director of Eastern Finance International Inc., President of Aniche, Inc. and President and Chief Executive Officer of MYOEM.COM, INC. in Phoenix, Arizona.

ALI DAHI has served as Vice President and Chief Technology Officer since July 1998. Mr. Dahi is responsible for corporate technology development and technology transfer and serves as a member of the Compensation Committee of the Board of Directors. Mr. Dahi has been the key person in the development of the production processes, equipment specifications, equipment installations, process transfer, process implementation, trouble-shooting, and training in China. He is the chief engineer and is responsible for all engineering, quality control and production departments at the Ningbo facility.

Mr. Dahi has over twenty years experience in the manufacturing of spectacle lenses, contact lenses, and intraocular lenses. For eleven years, Mr. Dahi worked as a Senior Engineer for Signet Armorlite, a large spectacle lens manufacturing company, and has focused on quality improvements and cost reductions in the fabrication of optical lenses. Mr. Dahi has a Bachelor of Science Degree in Engineering from the University of Central Florida and a Masters Degree in Engineering Management from Southwestern Louisiana State. He also holds a certificate in Advanced Biomedical Manufacturing Systems from the University of San Diego.

ZHOU KEQING has served as the director of the Company from its incorporation in 1998. Since 1993, Mr. Keqing has served as an Executive Vice President of China Ningbo Dongfang Economic Development Group. He is also a director of other corporations in China such as China United OnLine, Shanghai Ecom Int'l Trading Co., Ltd., Shanxi Ecom Int'l Co., Ltd., Ningbo Dongfeng Int'l Trading Co., Ltd. Mr. Keqing received a Bachelor of Science degree in Industrial Automation from Ningbo College in 1993.

SUSAN CHAN is a director of the Company and has served in this capacity since 1998. Since 1995, she has been in charge of daily operations of Eastern Financial International Inc. In 1994 and 1995, Ms. Chan worked as an executive assistant in Hainan Economic Cooperation Development Corporation in Haikou, China. From 1992 to 1994, she worked as legal counsel at Ningbo Production Material Exchange. Ms. Chan received her Juris Doctor from Ningbo University in 1992.

JEROME A. LEGERTON, OD, MS, MBA, FAAO, is a director of the Company and has served in this capacity since July 2000. Dr. Legerton was the managing partner of a seven doctor, four office, multi-specialty practice in San Diego. During his twenty-five years in practice, he was honored as the California Optometric Association's YOUNG OPTOMETRIST OF THE YEAR in 1971 and the San Diego Optometric Society's OPTOMETRIST OF THE YEAR in 1987. in addition, he is also a Fellow of the American Academy of Optometry, a member of the American Optometric Association Low Vision and Contact Lens Sections, and a life member of the American Optometric Foundation and Southern California College of Optometry Alumni Association.

He has received two post-doctoral Masters degrees (MBA and MS). Dr. Legerton provides management and consulting services to optometrists throughout the United States for THE EPIC GROUP, a business he founded in 1988. He is currently serving as the Benedict Professor of Practice Management for the University of Houston, College of Optometry.

Dr. Legerton served as the Director of Clinical Research for Pilkington Barnes Hind Group, a multinational manufacturer and distributor of contact lenses.

ITEM 6. EXECUTIVE COMPENSATION

     None of the Company's officers and directors has received compensation for services rendered to the Company. No officer has received grants of stock options or freestanding stock appreciation rights during the last fiscal year. The Company has no long-term incentive plan intended to serve as incentive for performance. Directors of the Company currently receive no compensation for their services as directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has issued multiple advance promissory notes to several of the Company's officers and employees from time to time. Interest on the notes accrues on the unpaid principal amount at an annual rate equal to the federal short-term rate under Section 1274(d) of the Internal Revenue Code of 1954, as amended, as the rate is in effect when the funds are advanced. As of June 30, 2000, no such loan received by any given officer or employee equaled or exceeded $60,000.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue up to 100,000,000 Shares of Common Stock ($0.01 par value).

COMMON STOCK

     VOTING RIGHTS

          Holders of shares of common stock have one vote per share on matters submitted to a vote of the shareholders.

     DIVIDEND RIGHTS

          Holders of record of shares of common stock may receive dividends when and if declared by the board of directors out of funds of the Company legally available.

     LIQUIDATION RIGHTS

          Upon any liquidation, dissolution or winding up of the Company, holders of shares of common stock shall receive pro rata any of the assets of the Company available for distribution to common shareholders.

     PREEMPTIVE RIGHTS

          Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

     DISSENTERS' RIGHTS

          Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, considerations, reorganizations and substantial asset sales.

     REGISTRAR AND TRANSFER AGENT

          The Company's registrar and transfer agent is Holladay Stock Transfer, Inc., 2939 N. 67th Place, Scottsdale, AZ 85251. Telephone (480) 481-3940.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Winnernet began quoting its stock on the over-the-counter market on October 6, 1999 under the symbol "WNNI." Following the Merger, the Company's common stock continued to trade on the over-the-counter market under the symbol "PVGI." There is no established trading market for the Company's common stock and trading volume is low.

     The following sets forth the range of high and low bid quotations for the Company's common stock as reported by National Quotation Bureau, Inc. The quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not represent actual transactions.

                                                 High           Low
                                                 ----           ----
          1999
                   4th Quarter                   2.500          .000

          2000
                   1st Quarter                   3.375          .125
                   2nd Quarter                   5.700          .125

     On August 15, 2000, there were 15,000,000 shares of common stock issued and outstanding. No shares of common stock are subject to outstanding options to purchase, or securities convertible into, such shares of stock.

     HOLDERS

          As of August 15, 2000, there were approximately 17 holders of record of the Company's common stock. Certain of these record holders are nominees, holding the shares for "street name" holders. The number of underlying beneficial owners of the Company's Common Stock is unknown at the present time.

     DIVIDENDS

          The Company has paid no dividends to its shareholders and does not plan to pay dividends on the Company's common stock in the foreseeable future. The Company currently intends to retain any earnings to finance future growth.

ITEM 2. LEGAL PROCEEDINGS

     Neither the Company nor its property is a party to any pending or threatened litigation or any known proceeding contemplated by a governmental authority.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Winnernet's independent accountant for fiscal years 1996, 1997, and 1998 has been Michael A. Segelstein, 144-12 76th Avenue, Flushing, N.Y. 11367. Segelstein's report on the financial statements for fiscal years 1996, 1997, and 1998 did not contain an adverse opinion nor were such financial statements modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former accountant on any matter of accounting principles or auditing scope or procedure. Segelstein was not available to conduct an audit for the 1999 fiscal year. On March 21, 2000, Winnernet retained Pinkham & Pinkham, P.C. to conduct an audit for the period ended March 31, 2000. There were no disagreements with Pinkham & Pinkham, P.C. on any matter of accounting principles, auditing scope or procedures.

     Pacific Vision retained King, Weber & Associates, P.C. on May 16, 2000, to prepare the consolidated audited financial statements for Pacific Vision. King Weber & Associates, P.C. is the Company's current independent auditor.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     During the past two years, Pacific Vision issued 10,000,000 shares of its common stock under a transaction exempt from registration pursuant to the provisions of Rule 506 under Regulation D. The names of the persons who bought the shares of stock, the dates the shares were issued, the number of shares issued and the price paid in cash for the shares are as follows:

                                                          No. of
                                               Date    Shares Issued     Price
                                               ----    -------------   ---------
Eastern Financial International Inc.          8-8-98     1,000,000     $   5,000
Hong Kong Eastern International Finance Ltd.  8-8-98     4,500,000     $ 100,000
Lens Engineering International Inc.           8-8-98     4,500,000     $ 100,000

     All of the above entities had a pre-existing relationship with Pacific Vision as founders of Pacific Vision.

     All of the above entities are accredited investors within the meaning of the Commission's Rule 506(b)(2)(ii) and Rule 501 of Regulation D. The above entities are also sophisticated investors within the meaning of Rule 506(b)(2)(ii).

     On November 8, 1996, Winnernet issued 5,000 shares of its common stock under a private placement transaction exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933. Winnernet's then President, Jim Pitochelli received 4,750 of these shares in consideration of his services and his contributions to the organizational expenses of Winnernet. No underwriters were used to effect the sale of stock. On February 19, 1999, there was a 200-1 forward stock split converting the original 5,000 shares into 1,000,000 shares of common stock. Mr. Pitochelli returned for cancellation 925,000 shares he held in Winnernet resulting in a total of 75,000 shares outstanding. On August 2, 1999, the Company effectuated a 60-1 forward split of its common stock resulting in 4,500,000 issued and outstanding shares.

     Pursuant to the Agreement and Plan of Merger between Winnernet and Pacific Vision dated June 13, 2000, Winnernet issued 10,500,000 shares to the three shareholders of Pacific Vision as listed below. This transaction is exempt from registration under Section 4(2) of the Securities Act and Regulation D. The three Pacific Vision shareholders are accredited and sophisticated investors as contemplated by Rule 506(b)(2)(ii).

                                                       Date        No. of Shares
                                                       ----        -------------
Eastern Financial International Inc.                 06/13/00        1,050,000
Hong Kong Eastern International Finance Ltd.         06/13/00        4,725,000
Lens Engineering International Inc.                  06/13/00        4,725,000

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article V of the Bylaws of the Company sets forth that the Company will indemnify any and all of its current or former directors and officers against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them are made a party by reason of being an officer or director except if such person is adjudged to be liable for negligence or misconduct in the performance of such duty.

     Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. The indemnification may include expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees.

     A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

     Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a results of such corporation law, the Company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

     The following financial statements are attached to this report and filed as a part thereof.

Independent Auditor's Report ................................................F-1

Consolidated Financial Statements for the year ended December 31, 1999:

     Consolidated Balance Sheet .............................................F-2

     Consolidated Statements of Operations ..................................F-3

     Consolidated Statements of Comprehensive Income.........................F-4

     Consolidated Statements of Stockholders' Deficit........................F-5

     Consolidated Statements of Cash Flows...................................F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Pacific Vision Group, Inc.:

We have audited the consolidated balance sheet of Pacific Vision Group, Inc. (a Development Stage Company) and its subsidiary (the "Company"), as of December 31, 1999, and the related consolidated statements of operations, comprehensive income, stockholders' deficit and cash flows for the year ended December 31, 1999 and the period June 18, 1998, the date of inception, through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the statements of operations and cash flows for the year ended December 31, 1999, and the period September 29, 1998, the date of inception, through December 31, 1998, of Ningbo Eastern Pacific Vision Co., Ltd., a majority owned subsidiary that operates in China, which statements reflect total assets of $1,074,475 as of December 31, 1999, and no significant revenues for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ningbo Eastern Pacific Vision Co., Ltd., is based solely on the report of the other auditors. The auditors for Ningbo Eastern Pacific Vision Co. Ltd. issued an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Vision Group, Inc. and its subsidiary as of December 31, 1999 and the consolidated results of their operations and their cash flows for the year ended December 31, 1999, and the period June 18, 1998, the date of inception, through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of $629,505 at December 31, 1999, and has experienced significant operating losses with uncertain cash flow to service trade debt and operating expenses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


/s/ KING, WEBER & ASSOCIATES, P.C.
Tempe, Arizona
July 20, 2000

PACIFIC VISION GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                      DECEMBER 31,    JUNE 30,
                                                         1999          2000
                                                      -----------   -----------
                                                                    (UNAUDITED)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                           $    29,364   $        53
  Accounts receivable                                          --        24,399
  Advances to suppliers                                    40,037        28,922
  Inventories                                             409,264       601,818
  Tax refund receivable                                    19,452        27,636
  Prepaid expenses and other assets                        41,099        36,411
                                                      -----------   -----------
     Total current assets                                 539,216       719,239

PROPERTY AND EQUIPMENT, net                               604,264       611,752

OTHER ASSETS                                               28,705        38,272
                                                      -----------   -----------

TOTAL ASSETS                                          $ 1,172,185   $ 1,369,263
                                                      ===========   ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT:

CURRENT LIABILITIES:
  Accounts payable                                    $    92,181   $   287,218
  Accrued expenses and other liabilities                   47,090        82,467
  Bank line of credit                                          --        15,765
  Advances from customers                                      --        11,180
  Accrued interest                                        119,450       183,050
  Notes payable                                           910,000       912,000
                                                      -----------   -----------
     Total current liabilities                          1,168,721     1,491,680

CONVERTIBLE  NOTE PAYABLE                             $        --   $   136,000
                                                      -----------   -----------

MINORITY INTEREST                                         279,114       244,258
                                                      -----------   -----------

STOCKHOLDERS' DEFICIT:
  Common stock, $.001 par value, 100,000,000 shares
   authorized, 10,500,000 and 15,000,000 issued and
   outstanding at December 31, 1999 and June 30, 2000      10,500        15,000
  Paid in capital                                         194,500       190,000
  Foreign currency translation adjustment                     (84)         (232)
  Accumulated deficit                                    (480,566)     (707,443)
                                                      -----------   -----------
     Total stockholders' deficit                         (275,650)     (502,675)
                                                      -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT           $ 1,172,185   $ 1,369,263
                                                      ===========   ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

PACIFIC VISION GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                      CUMULATIVE FROM
                                                                    JUNE 18, 1998      JUNE 18, 1998      SIX MONTHS
                                                   YEAR ENDED    (DATE OF INCEPTION) (DATE OF INCEPTION)     ENDED
                                               DECEMBER 31, 1999  DECEMBER 31, 1998   DECEMBER 31, 1999  JUNE 30, 2000
                                               -----------------  -----------------   -----------------  -------------
                                                                                         (UNAUDITED)      (UNAUDITED)
NET SALES                                         $     11,145      $         --        $     11,145     $     90,819
COST OF SALES                                           18,934                --              18,934           94,152
                                                  ------------      ------------        ------------     ------------
  Gross (loss) profit                                   (7,789)               --              (7,789)          (3,333)
                                                  ------------      ------------        ------------     ------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
  Salaries and benefits expense                         99,165                --              99,165           44,490
  Selling and promotion expense                         20,632             1,446              22,078           19,583
  Office and administrative expense                    254,815            66,556             321,371          120,847
  Depreciation                                          11,081             2,133              13,214            5,503
                                                  ------------      ------------        ------------     ------------
    Total selling, general and
     administrative expenses                           385,693            70,135             455,828          190,423
                                                  ------------      ------------        ------------     ------------

LOSS FROM OPERATIONS                                  (393,482)          (70,135)           (463,617)        (193,756)
                                                  ------------      ------------        ------------     ------------
OTHER (INCOME) AND EXPENSES
  Government subsidy                                   (24,157)               --                  --               --
  Interest income                                       (6,966)           (1,869)             (8,835)             (49)
  Interest expense                                     119,126             4,943             124,069           64,712
                                                  ------------      ------------        ------------     ------------
   Total other expenses                                 88,003             3,074              91,077           64,663
                                                  ------------      ------------        ------------     ------------

MINORITY INTEREST                                       66,072             8,056              74,128           31,542
                                                  ------------      ------------        ------------     ------------
NET LOSS                                          $   (415,413)     $    (65,153)       $   (480,566)    $   (226,877)
                                                  ============      ============        ============     ============
NET LOSS PER COMMON SHARE
  Basic                                           $      (0.04)     $      (0.01)       $      (0.05)    $      (0.02)
                                                  ============      ============        ============     ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  Basic                                             10,500,000        10,500,000          10,500,000       10,725,000
                                                  ============      ============        ============     ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

PACIFIC VISION GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------

                                                                               CUMULATIVE FROM
                                                           JUNE 18, 1998        JUNE 18, 1998       SIX MONTHS
                                        YEAR ENDED      (DATE OF INCEPTION)   (DATE OF INCEPTION)      ENDED
                                     DECEMBER 31, 1999  TO DECEMBER 31, 1998  TO DECEMBER 31,1999  JUNE 30, 2000
                                     -----------------  --------------------  -------------------  -------------
                                                                                                    (UNAUDITED)
NET LOSS                                $   (415,413)       $    (65,153)         $   (480,566)     $   (226,877)

OTHER COMPREHENSIVE INCOME (LOSS)

  Foreign currency translation
   adjustments                                   (13)                (71)                  (84)             (148)
                                        ------------        ------------          ------------      ------------
    Total Other Comprehensive Income             (13)                (71)                  (84)             (148)
                                        ------------        ------------          ------------      ------------

COMPREHENSIVE INCOME (LOSS)             $   (415,426)       $    (65,224)         $   (480,650)     $   (227,025)
                                        ============        ============          ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

PACIFIC VISION GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
--------------------------------------------------------------------------------

                                                 COMMON STOCK       ADDITIONAL
                                            --------------------     PAID-IN    CURRENCY     ACCUMULATED
                                             SHARES      AMOUNT      CAPITAL   TRANSLATION     DEFICIT       TOTAL
                                             ------      ------      -------   -----------     -------       -----
BALANCE JUNE 18, 1998                       10,500,000  $ 10,500   $ (10,500)    $   --      $       --    $       --

  Initial capitalization of Pacific Vision
   Group, Inc., by founders for cash                                 205,000                                  205,000
  Currency translation                                                              (71)                          (71)

  Net loss                                                                                      (65,153)      (65,153)
                                            ----------  --------   ---------     ------      ----------    ----------
BALANCE DECEMBER 31, 1998                   10,500,000    10,500     194,500        (71)        (65,153)      139,776

  Currency translation                                                              (13)                          (13)
  Net loss                                                                                     (415,413)     (415,413)
                                            ----------  --------   ---------     ------      ----------    ----------
BALANCE DECEMBER 31, 1999                   10,500,000    10,500     194,500        (84)       (480,566)     (275,650)

  Recapitalization for reverse merger        4,500,000     4,500      (4,500)                                      --
  Currency translation                                                             (148)                         (148)
  Net loss                                                                                     (226,877)     (226,877)
                                            ----------  --------   ---------     ------      ----------    ----------

BALANCE JUNE 30, 2000 (UNAUDITED)           15,000,000  $ 15,000   $ 190,000     $ (232)     $ (707,443)   $ (502,675)
                                            ==========  ========   =========     ======      ==========    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

PACIFIC VISION GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                   JUNE 18, 1998       JUNE 18, 1998     SIX MONTHS
                                                   YEAR ENDED   (DATE OF INCEPTION) (DATE OF INCEPTION)    ENDED
                                                   DECEMBER 31,     DECEMBER 31,        DECEMBER 31,      JUNE 30,
                                                      1999             1998                1999             2000
                                                   -----------      -----------         -----------      -----------
                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                         $  (415,413)     $   (65,153)        $  (480,566)     $  (226,877)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
  Depreciation and amortization                         11,080            2,133              13,213           28,607
  Undistributed minority interest                      (66,072)          (8,055)            (74,127)         (31,542)
  Changes in assets and liabilities:
    Accounts receivable                                     --               --                  --          (24,399)
    Advances to vendors                                (40,037)              --             (40,037)          11,115
    Inventories                                       (279,925)        (129,339)           (409,264)        (192,554)
    Prepaid expenses and other current assets          (32,816)          (8,286)            (41,102)           4,688
    Other assets                                           571          (29,276)            (28,705)          (9,567)
    Tax subsidy receivable                             (19,452)              --             (19,452)          (8,184)
    Accounts payable                                    (4,851)          97,032              92,181          195,037
    Advances from customers                                 --               --                  --           11,180
    Accrued liabilities                                 42,225            4,865              47,090           32,063
    Accrued interest                                   114,511            4,939             119,450           63,600
                                                   -----------      -----------         -----------      -----------
       Net cash used in operating activities          (690,179)        (131,140)           (821,319)        (146,833)
                                                   -----------      -----------         -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                  (556,606)         (60,871)           (617,477)         (36,095)
                                                   -----------      -----------         -----------      -----------
       Net cash used in investing activities          (556,606)         (60,871)           (617,477)         (36,095)
                                                   -----------      -----------         -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from note payable                           515,000          395,000             910,000          138,000
  Proceeds from issuance of common stock                    --          205,000             205,000               --
  Sale of minority interest in subsidiary              152,978          200,264             353,242               --
  Proceeds on bank line of credit                           --               --                  --           15,765
                                                   -----------      -----------         -----------      -----------
       Net cash provided by financing activities       667,978          800,264           1,468,242          153,765
                                                   -----------      -----------         -----------      -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (11)             (71)                (82)            (148)

DECREASE IN CASH AND EQUIVALENTS                      (578,818)         608,182              29,364          (29,311)

CASH AND EQUIVALENTS, BEGINNING OF PERIOD              608,182               --                  --           29,364
                                                   -----------      -----------         -----------      -----------

CASH AND EQUIVALENTS, END OF PERIOD                $    29,364      $   608,182         $    29,364      $        53
                                                   ===========      ===========         ===========      ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                          $        --      $        --         $        --      $     1,112
                                                   ===========      ===========         ===========      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

PACIFIC VISION GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Pacific Vision Group, Inc., (the "Company") was formed in 1998 for the purpose of manufacturing, marketing and distributing high-quality, cost effective plastic eye-glass lenses and other medical plastic resin products. The Company has established manufacturing facilities and begun marketing activities for its products. However, as of December 31, 1999, the Company had yet to generate significant revenue and continues to operate in the development stage. The Company manufactures its product through its majority owned subsidiary, Ningbo Eastern Pacific Vision Co., Ltd. ("NEPVC") at its plant in China. The Company intends to distribute its products to retail and regional distributors in Asia and the United States.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had material operating losses and has had to rely on offerings of its common stock and the borrowings to obtain sufficient cash to meet its operating expenses. The Company has yet to generate substantive revenue. The Company has entered into distribution agreements for its products with distributors. However, there can be no assurances that the product sales volumes will be sufficient to result in profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company intends to continue to attempt to raise capital and bring its product to market. However, there can be no assurances that the Company will be able to generate profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION - The consolidated financial statements include the accounts and activities of Pacific Vision Group, Inc. and its majority owned subsidiary, Ningbo Eastern Pacific Vision Co., Ltd. ("NEPVC"). The Company formed NEPVC in 1998 and owns 67% of the voting interest. All significant intercompany transactions and balances have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. At times cash deposits may exceed government insured limits. At December 31, 1999, cash deposits did not exceeded those insured limits.

     INVENTORIES are stated at the lower of cost (on an average cost basis) or market. Inventories consist of raw materials (resins, etc) work-in-progress and finished goods. Finished goods and work-in-progress include costs of materials direct labor and an allocation of production overhead expenses.

     PROPERTY  AND  EQUIPMENT  are  recorded  at  cost  and   depreciated  on  a
     straight-line basis over the estimated useful lives of the assets ranging from 5 to 10 years. Depreciation on items in construction in progress commences when assets are placed in service.

     RESEARCH AND DEVELOPMENT costs for new products are expensed as incurred.

     ADVERTISING COSTS are expensed as incurred. Advertising expense for the years ended December 31, 1999 and 1998 and six months ended June 30, 2000 was $1,290, $530 and $15,292, respectively.

     INCOME TAXES - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109,
     ACCOUNTING FOR INCOME TAXES, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements. NEPVC is subject to Chinese taxing jurisdictions.

     FOREIGN CURRENCY TRANSLATION - The foreign subsidiary maintains its financial statements in the local currency which has been determined to be the functional currency. NEPVC's functional currency is the Chinese Renminbi. Assets and liabilities denominated in the foreign currency are translated into U.S. dollars at the rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas, gains and losses resulting from foreign currency transactions are included in the results of operations.

     FINANCIAL INSTRUMENTS - Financial instruments consist primarily of cash, and obligations under accounts payable, accrued expenses and the note payable. The carrying amounts of cash, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. However, the fair value of the note payable is not estimated because of the related party nature of the instrument.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     LOSS PER SHARE - Basic loss per share is computed using the weighted average number of shares of common stock outstanding for the period. The Company has a simple capital structure and therefore there is no presentation for diluted loss per share.

3.   INVENTORIES

     Inventories consisted of the following:

                                            December 31,       June 30,
                                               1999              2000
                                             ---------         ---------
                                                              (unaudited)
     Finished goods                          $ 155,620         $ 267,136
     Raw materials                             105,006           119,718
     Work-in-progress                           26,562            34,982
     Supplies                                   67,810            56,033
     Consigned goods                            35,430           123,949
     In-transit items                           19,196               -0-
                                             ---------         ---------
          Total inventory                    $ 409,264         $ 601,818
                                             =========         =========

     Consigned goods are finished goods held by retail customers.

4.   PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                            December 31,       June 30,
                                               1999              2000
                                             ---------         ---------
                                                              (unaudited)
     Office furniture and equipment          $  38,102         $  38,102
     Computer and test equipment                46,847            48,883
     Laboratory equipment                      282,047           298,633
     Leasehold improvements                    157,937           161,024
     Construction in progress                  102,092           116,478
                                             ---------         ---------
     Total                                     627,025           663,120

     Less accumulated depreciation
       and amortization                       (22,761)          (51,368)
                                             ---------         ---------
     Property and equipment - net            $ 604,264         $ 611,752
                                             =========         =========

5.   MAJORITY OWNED SUBSIDIARY

     The Company established a Sino-American joint venture on September 29, 1998. The joint venture, Ningbo Eastern Pacific Vision Co., Ltd. ("NEPVC") was formed to manufacture the Company's product in China. The Company's management controls the management of NEPVC. The Company invested approximately $700,000 in NEPVC for a controlling interest of approximately 67%. The remaining 33% is owned by Ningbo Orient Economic Development Group, a Chinese entity which invested approximately $350,000. Approximately $700,000 was invested in 1998 to initially capitalize NEPVC in the year ended December 31, 1998. In the year ended December 31, 1999, an additional $350,000 was invested. Both parties invested proportionate amounts in the respective years to maintain the 67% - 33% ownership ratio. The assets and liabilities, operations of NEPVC are included in the accompanying consolidated financial statements.

6.   NOTES PAYABLE

     The Company has borrowed a total of $910,000 from entities whom are stockholders of the Company and whom are controlled by a member of the board of directors. The notes bear interest at 7.5% to 14.4% per annum. The notes all mature in the year 2000. The Company has failed to make payment on the notes when they became due in 2000. There are two notes for $400,000 each. These notes are collateralized by all the assets of the Company. The other notes are unsecured.

     In the six month period ended June 30, 2000 the Company borrowed an additional $138,000 under notes payable and $15,765 under a bank line of credit.

     A summary of notes payable and the line of credit is as follows:

                                                      December 31,    June 30,
                                                         1999           2000
                                                       ----------    ----------
                                                                     (unaudited)
     Notes  payable for $400,000  each.  Due March
     31,  2000,  bearing  interest  at  14.4%  per
     annum.  Funds borrowed from entities whom are
     stockholders  of the  Company  and  whom  are
     controlled  by  a  member  of  the  board  of
     directors.  Collateralized  by all  assets of
     the Company.                                       $ 800,000     $ 800,000

     Notes payable for $50,000  each.  Due January
     5,  2000  and  February  15,  2000,   bearing
     interest  at 12% per  annum.  Funds  borrowed
     from  entities whom are  stockholders  of the
     Company and whom are  controlled  by a member
     of the  board of  directors.  The  notes  are
     unsecured.                                           100,000       100,000

     Demand  notes  payable,  bearing  interest at
     7.5% per annum.  Funds borrowed from entities
     whom are stockholders of the Company and whom
     are  controlled  by a member  of the board of
     directors. The notes are unsecured.                   10,000        12,000

     Bank line of credit. Credit limit of $15,800.
     The credit  facility  bears  interest  at the
     prime  rate  plus  2.75%,  12.25% at June 30,
     2000.  The credit  facility is unsecured  and
     personally  guaranteed  by certain  officers.
     The credit facility expires April 1, 2000.                          15,765

     Convertible  note  payable.  Face  amount  of
     $200,000.  The note bears  interest at 8% per
     annum.   Due  June  11,  2003.  The  note  is
     convertible  into common  stock at the option
     of the  holder at a price of $0.10 per share.
     The note is unsecured.  The Company  borrowed
     $136,000  under the note as of June 30, 2000.
     The   Company   subsequently   borrowed   the
     remaining $64,000 available under the note.                        136,000
                                                       ----------    ----------
         TOTAL                                            910,000     1,063,765

         Less current portion                             910,000       927,765
                                                       ----------    ----------
         Long term portion                             $      -0-    $  136,000
                                                       ==========    ==========

7.   INCOME TAXES

     The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended December 31, 1999 and 1998, respectively, consisted of the following:

                                                                      June 30,
                                              1999         1998         2000
                                           ----------   ----------   ----------
                                                                     (unaudited)

     Current tax provision (benefit)       $ (200,700)  $  (29,000)  $  (81,675)
     Deferred tax provision (benefit)         200,700       29,000       81,675
                                           ----------   ----------   ----------
     Total income tax provision (benefit)  $      -0-   $      -0-   $      -0-
                                           ==========   ==========   ==========

     There were no material temporary book/tax differences for the years ended December 31, 1999 and 1998. There was a deferred tax asset of $229,700 at December 31, 1999, relating primarily to net operating loss carryforwards of approximately $480,000. The deferred income tax asset is fully offset by a valuation allowance. The net operating loss carryforwards expire from 2013 to 2019.

     Deferred income taxes for the years ended December 31, 1999 and 1998, primarily relate to temporary differences for the increase in the valuation allowance of $200,700 and $29,000 respectively. Likewise, the valuation allowance was increased by $81,765 for the six month period ended June 30, 2000.

     The Company files a consolidated income tax return in the United States. There is no effect of foreign income taxes since the foreign subsidiaries incurred operating losses for income tax purposes. Any effect of foreign income taxes would be recognized in the U.S income tax return.

8.   LEASES

     OPERATING LEASES

     The Company leases its facilities under long-term operating leases that expire through 2001. Rent expense under these leases was approximately $14,609, $5,937 and $11,635 for the years ended December 31, 1999 and 1998, and six month period ended June 30, 2000, respectively. Minimum annual lease payments under these agreements are as follows:

               Years ended December 31:
                        2000                           $  29,530
                        2001                              14,765
                                                       ---------
                        Total                          $  44,295
                                                       =========

9.   RELATED PARTY TRANSACTIONS

     The Company has borrowed a total of $910,000 from entities whom are stockholders of the Company and whom are controlled by a member of the board of directors. Interest expense on these notes was $114,751 and $4,699 for the years ended December 31, 1999 and 1998 respectively. No interest has been paid on these notes and a total of $119,450 was accrued at December 31, 1999.

     The Company has occasionally advanced cash to certain officers. Advances to officers of $23,175 are included in other assets as of December 31, 1999 and June 30, 2000, in the accompanying balance sheets.

10.  SUBSEQUENT EVENTS

     On June 21, 2000, Pacific Vision merged with and into Winnernet Industries, Inc. As a result of the merger transaction with Winnernet, the former stockholders of the Company held a majority of Winnernet's voting stock. For financial accounting purposes, the acquisition is a reverse acquisition of the Winnernet by the Company, under the purchase method of accounting, and will be treated as a recapitalization with the Company as the acquirer.

     Winnernet had no operations nor any significant assets or liabilities at the time of the merger. As a result of the merger transaction with Pacific Vision Group, the former Pacific Vision Group stockholders held approximately 70% of the Company's voting stock. For financial accounting purposes, the acquisition was a reverse acquisition of the Company by Pacific Vision Group, Inc., under the purchase method of accounting, and was treated as a recapitalization with Pacific Vision Group, Inc. as the acquirer. Accordingly, the historical financial statements have been restated after giving effect to the June 21, 2000, acquisition of the Company. The financial statements have been prepared to give retroactive effect to June 18, 1998, of the reverse acquisition completed on June 21, 2000, and represent the operations of Pacific Vision Group. Consistent with reverse acquisition accounting: (i) all of Pacific Vision Group's assets, liabilities, and accumulated deficit, are reflected at their combined historical cost (as the accounting acquirer) and (ii) the preexisting outstanding shares of the Company (the accounting acquiree) are reflected at their net asset value as if issued on June 21, 2000.

11.  INTERIM FINANCIAL STATEMENTS

     BASIS OF PRESENTATION

     The unaudited financial statements presented herein have been prepared by the Company without audit, pursuant to the rules and regulations for financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's audited financial statements as of December 31, 1999. In the opinion of management, these unaudited financial statements reflect all adjustments which are necessary to present fairly the financial position and results of operations of the Company for such interim period. Operating results for the interim period are not necessarily indicative of the results that may be expected for the entire year.

                                   * * * * * *

                                    PART III

ITEM 1. INDEX TO EXHIBITS

                                                                 Page Number or
     No.                                                        Method of Filing
     ---                                                        ----------------
       2       Agreement and Plan of Merger                            *

     3.1       Articles of Merger                                      *

     3.2       Articles of Incorporation                               *

     3.3       By-Laws                                                 *

      10       Cooperation Contract with China United Online
               Information Development Co., Ltd.                       *

      16       Letter on Change in Certifying Accountant              **

      23       Consent of Independent Accountants                      *

      27       Financial Data Schedule                                 *

*  Filed herewith.
** To be filed by amendment

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 26, 2000                 PACIFIC VISION GROUP, INC.


                                         By: /s/ Barry Chen
                                             -----------------------------------
                                             Name: Barry Chen
                                             Its:  President and Chief Executive
                                                   Officer

                                       22